Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, SOUTH AFRICA OR JAPAN

10 April  2007

IMPERIAL TOBACCO GROUP PLC

REVISED PROPOSAL TO ALTADIS S.A.

Imperial Tobacco Group PLC (“Imperial Tobacco”) confirms that it made a revised proposal to Altadis S.A. (“Altadis”) in relation to a possible combination of Imperial Tobacco and Altadis at a price of Euro 47 per Altadis share in cash.

Imperial Tobacco considers that Euro 47 per share represents a full and fair price for Altadis.  The revised proposal represents a multiple of 13.5x Altadis’ EBITDA for the year ended 31 December 2006 (taking into account Altadis’ net debt and the interests of minority shareholders in Logista S.A.).

Imperial Tobacco also requested access to limited due diligence information in order to establish whether there may be additional value which it had not taken into account in its revised proposal.

The Board of Altadis has rejected the revised proposal and has not granted Imperial Tobacco’s request for limited due diligence to establish whether there may be additional value.

Imperial Tobacco continues to believe that a combination with Altadis is strategically compelling and in the interests of both companies’ shareholders.

Further announcements will be made as appropriate.

Enquiries:

Imperial Tobacco Simon Evans Group Media Relations John Nelson-Smith Investor Relations	Telephone: +44 (0) 117 933 7375 Telephone: +44 (0) 117 933 7032

Citigroup Global Markets Limited (financial adviser to Imperial Tobacco) Ian Carnegie-Brown Ian Hart Mark Todd	Telephone: +44 (0) 20 7986 4000

Manuel Falco	Telephone: +34 (0) 91 538 4411

Hoare Govett Limited (joint corporate broker to Imperial Tobacco) Hugo Fisher	Telephone: +44 (0) 20 7678 8000

Lehman Brothers Europe Limited (financial adviser to Imperial Tobacco) Ludovico del Balzo Adrian Fisk	Telephone: +44 (0) 20 7102 1000

Morgan Stanley & Co. International Limited (financial adviser and joint corporate broker to Imperial Tobacco) Paul Baker	Telephone: +44 (0) 20 7425 5000

Bell Pottinger Corporate & Financial Stephen Benzikie Ben Woodford	Telephone: +44 (0) 207 861 3879 Telephone: +44 (0) 207 861 3917

Citigroup Global Markets Limited, Hoare Govett Limited, Lehman Brothers Europe Limited and Morgan Stanley & Co. International Limited which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Imperial Tobacco and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citigroup Global Markets Limited, Hoare Govett Limited, Lehman Brothers Europe Limited and Morgan Stanley & Co. International Limited nor for providing advice in relation to these matters, the content of this announcement or any matter referred to herein.

Copies of our announcements are available on our website: www.imperial-tobacco.com